Report of Independent Registered Public
Accounting Firm
The Board of Directors of
The Dreyfus/Laurel Funds, Inc.

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Floating Rate Income
Fund and Dreyfus Core Equity Fund, (collectively, the
August 31st  Funds), Dreyfus Tax Managed Growth
Fund, Dreyfus Basic S&P 500 Stock Index Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Bond Market
Index Fund, and Dreyfus Disciplined Stock Fund
(collectively, the October 31st Funds), General AMT-
Free Municipal Money Market Fund and General Treasury and Agency Money Market Fund (collectively, the
November 30th Funds) (collectively with the August 31st
Funds and October 31st Funds, the Funds), each a series of The Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31,
2016 and from December 31, 2015 (the date of the Funds last examination), through March 31, 2016, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of March 31, 2016, and with
respect to agreement of security purchases and sales, for the period from December 31, 2015 (the date of the Funds last examination) through March 31, 2016:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees;
3.	Reconciliation of the Funds securities to the books and
records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements, if any,
with broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian
records, if any;
5.	Agreement of pending purchase activity for the Funds as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of
March 31, 2016 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, from the period December 31,
2015 through March 31, 2016, from the books and records
of the Funds to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2015 to
March 31, 2016 and noted no relevant findings were
reported in the areas of Asset Custody and Control.
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
March 31, 2016, and from December 31, 2015 through
March 31, 2016, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the Securities and
Exchange Commission and is not intended to be and should
not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
March 3, 2017






March 3, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Floating Rate
Income Fund and Dreyfus Core Equity Fund, (collectively, the August 31st Funds), Dreyfus Tax Managed Growth
Fund, Dreyfus Basic S&P 500 Stock Index Fund, Dreyfus
Opportunistic Fixed Income Fund, Dreyfus Bond Market
Index Fund and Dreyfus Disciplined Stock Fund
(collectively, the October 31st Funds), General AMT-
Free Municipal Money Market Fund, and General Treasury and Agency Money Market Fund (collectively, the
November 30th Funds) (collectively with the August 31st
Funds and October 31st Funds, the Funds), each a series of The Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2016 and from December 31, 2015 through March 31, 2016.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2016 and from December 31, 2015 through
March 31, 2016, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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